UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of For m 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI NOTICE   OF ANNUAL GENERAL MEETING 2010



AngloGold Ashanti

Notice of Annual
General Meeting **2010**

(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485 • JSE Share code: ANG
("AngloGold Ashanti" or "the company")

pure
gold

Notice of annual general meeting

This document is important and requires your immediate attention

If you are in any doubt about what action you should take, consult your broker, Central Securities Depositary Participant (CSDP), banker, financial adviser, accountant or other professional adviser immediately.

If you have disposed of all your shares in AngloGold Ashanti, please forward this document together with the enclosed form of proxy to the purchaser of such shares or the broker, banker or other agent through whom you disposed of such shares.

Registered and corporate office

76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117 Marshalltown, 2107), South Africa.

Included in this document are the following:

- The notice of annual general meeting setting out the resolutions to be proposed at the meeting, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
- A proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".
- A CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).

Dematerialised shareholders

Shareholders on the South African register who have dematerialised through Strate their ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their CSDP and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between such dematerialised shareholders and their CSDP or broker.

Notice of annual general meeting

Notice is hereby given that the 67th annual general meeting of shareholders of AngloGold Ashanti will be held in The Auditorium, AngloGold Ashanti Limited, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Wednesday, 11 May 2011, at 11:00 (South African time), to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions.

Ordinary business

1. Ordinary resolution number 1

Adoption of financial statements

"Resolved as an ordinary resolution that the consolidated audited annual financial statements of the company and its subsidiaries, together with the auditors' and directors' reports for the year ended 31 December 2010, be and are hereby received and adopted."

The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the financial year ended 31 December 2010 as contained in the annual financial statements 2010.

2. Ordinary resolution number 2

Re-appointment of Ernst & Young Inc. as auditors of the company

"Resolved as an ordinary resolution that Ernst & Young Inc. be and are hereby appointed as the auditors of the company from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

The reason for proposing ordinary resolution number 2 is to re-appoint Ernst & Young Inc., which retires as independent auditor of the company at the conclusion of this annual general meeting, as the independent auditor of the company, until the next annual general meeting of the company.

3. Ordinary resolution number 3

Election of Mr TT Mboweni as a director and chairman

"Resolved as an ordinary resolution that Mr TT Mboweni, who retires in terms of the articles of association of the company and is eligible and available for election, be and is hereby elected as a director and as chairman of the company."

The reason for proposing ordinary resolution number 3 is that Mr Mboweni, having been appointed by the board as a director and chairman of the company since the previous annual general meeting, holds office only until this annual general meeting.

Tito Mboweni, BA, MA (Development Economics), was appointed to the board and as chairman of the company on

1 June 2010. Mr Mboweni has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to the company's operational approach in South Africa. Mr Mboweni was also the Governor of the South African Reserve Bank until 2010 and the past ten years have cemented his reputation as one of the world's foremost and highly respected central bank governors.

4. Ordinary resolution number 4

Election of Mr F Ohene-Kena as a director

"Resolved as an ordinary resolution that Mr F Ohene-Kena, who retires in terms of the articles of association of the company and is eligible and available for election, be and is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 4 is that Mr Ohene-Kena, having been appointed by the board as a director since the previous annual general meeting, holds office only until this annual general meeting.

Ferdinand Ohene-Kena, MSc Engineering, DIC and ACSM, was appointed to the board on 1 June 2010. He is a former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council, He is the Chairman of the Ghana Minerals Commission and is a member of the President's Economic Advisory Council in Ghana.

5. Ordinary resolution number 5

Election of Mr R Gasant as a director

"Resolved as an ordinary resolution that Mr R Gasant, who retires in terms of the articles of association of the company and is eligible and available for election, be and is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 5 is that Mr R Gasant, having been appointed by the board as a director since the previous annual general meeting, holds office only until this annual general meeting.

Rhidwaan Gasant, CA (SA), ACIMA, was appointed to the board on 12 August 2010 and is chairman of the Risk and Information Integrity Committee and a member of the Audit and Corporate Governance, Nominations and Financial Analysis Committees. He is a former Chief Executive Officer of

Energy Africa Limited, a former Finance Director of Engen Limited and sits on the board of South African and international non-public companies in the MTN Group.

6. Ordinary resolution number 6

Re-election of Mr WA Nairn as a director

"Resolved as an ordinary resolution that Mr WA Nairn, who retires by rotation in terms of the articles of association of the company and is eligible and available for re-election, be and is hereby re-elected as a director of the company until the conclusion of the next annual general meeting of the company."

The reason for proposing ordinary resolution number 6 is that Mr WA Nairn retires by rotation as a director at the annual general meeting and offers himself for re-election.

Bill Nairn, BSc (Mining Engineering) was appointed to the board on 16 May 2001. Mr Nairn, a mining engineer, has considerable technical experience (particularly, in deep-level underground mining), having been the group technical director of Anglo American plc until 2004 when he retired from that company. The board, in assessing his eligibility for re-election after taking due cognisance of the King Code on Corporate Governance South Africa 2009 ("King III"), has concluded that despite Mr Nairn having served as a director since 2001, the performance, skill and knowledge which he brings to the board are of such a high standard and that his independence of character and judgement are not in any way affected or impaired by the length of his service as a director. The board is, therefore, of the opinion (and has declared) that Mr Nairn is independent and is eligible for re-election as a director. The board accordingly recommends that Mr Nairn be re-elected as a director for a period of one year to ensure sufficient time for the company to identify and appoint a non-executive director with the requisite technical skills to replace Mr Nairn and to facilitate a seamless transition. His re-election therefore would be for a limited one-year period to the conclusion of the next annual general meeting of the company. Mr Nairn has agreed to make himself available on that basis.

7. Ordinary resolution number 7

Re-election of Mr SM Pityana as a director

"Resolved as an ordinary resolution that Mr SM Pityana, who retires by rotation in terms of the articles of association of the company and is eligible and available for re-election, be and is hereby re-elected as a director of the company."

Notice of annual general meeting

The reason for proposing ordinary resolution number 7 is that Mr Pityana retires by rotation as a director at the annual general meeting and, being eligible, offers himself for re-election.

Sipho Pityana, BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology), who is the chairman of the company's BEE partner, Izingwe Holdings (Proprietary) Limited, was appointed to the board on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August 2008.

Mr Pityana has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and the company's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Notwithstanding the board's assessment that the skill and knowledge which he brings to the board are of such a high standard and that his independence of character and judgement are not in any way affected or impaired by his association with the company's BEE partner, Mr Pityana resigned as the chairman of the Remuneration Committee on 25 March 2011 in order to remove any perception that may exist of a potential conflict of interest, given his association with the company's BEE partner. A new chairman of the Remuneration Committee will be appointed by the board in May 2011.

8. Ordinary resolution number 8

Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company

"Resolved as an ordinary resolution that Prof L W Nkuhlu be and is hereby appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Wiseman Nkuhlu, BCom, CA (SA), MBA (New York University), was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance Committee since 5 May 2007, having served as deputy chairman of that committee from 4 August 2006. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former

President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director of a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

9. Ordinary resolution number 9

Appointment of Mr FB Arisman as a member of the Audit and Corporate Governance Committee of the company

"Resolved as an ordinary resolution that Mr FB Arisman be and is hereby appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Frank Arisman was appointed to the board on 1 April 1998. He resides in the United States of America and has an extensive background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement. The board, in assessing his eligibility for re-election after taking due cognisance of King III, has concluded that despite Mr Arisman having served as a director on the board since 1998, the performance, skill and knowledge which he brings to the board are of such a high standard and that his independence of character and judgement are not in any way affected or impaired by the length of his service as a director. The board is, therefore, of the opinion (and has declared) that Mr Arisman is independent.

10. Ordinary resolution number 10

Appointment of Mr R Gasant as a member of the Audit and Corporate Governance Committee of the company

"Resolved as an ordinary resolution that, subject to the approval of ordinary resolution no. 5, Mr R Gasant be and is hereby appointed as a member of the Audit and Corporate Governance Committee from the conclusion of the annual general meeting at which this resolution is passed until the conclusion of the next annual general meeting of the company."

Mr Gasant's brief curriculum vitae is disclosed in relation to ordinary resolution number 5.

The reason for proposing ordinary resolutions numbers 8, 9 and 10 is to appoint members of the Audit and Corporate Governance Committee ("Audit Committee") in accordance with the guidelines of King III and the requirements of the Companies Act 1973 as amended or the Companies Act 2008 as amended, whichever is applicable. In terms of the aforementioned requirements, the Audit Committee should comprise a minimum of three members, all of whom must be independent non-executive directors of the company and membership of the Audit Committee may not include the chairman of the board.

In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit Committee. The board has resolved that Prof Nkuhlu is the board's financial expert on the Audit Committee.

11. Ordinary resolution number 11

General authority to directors to allot and issue ordinary shares

"Resolved as an ordinary resolution that, subject to the provisions of the Companies Act 1973 as amended or the Companies Act 2008 as amended, whichever is applicable, and the Listings Requirements of the JSE Limited, from time to time, the directors of the company be and are hereby, as a general authority and approval, authorised to allot and issue, for such purposes and on such terms as they may, in their discretion determine, ordinary shares of R0.25 each in the authorised but unissued share capital of the company, up to a maximum of 5% of the number of ordinary shares of R0.25 each in issue from time to time."

The reason for proposing ordinary resolution number 11 is to seek a general authority and approval for the directors to allot and issue ordinary shares, up to a maximum of 5% of the ordinary shares of the company in issue from time to time, in order to enable the company to take advantage of business opportunities which might arise in the future.

12. Ordinary resolution number 12

General authority to directors to issue for cash, those ordinary shares placed under the control of the directors in terms of ordinary resolution number 11

"Resolved as an ordinary resolution that, subject to ordinary resolution number 11 being passed, the directors of the company be and are hereby authorised, in accordance with the Listings Requirements of the JSE Limited to allot and issue for cash, on such terms and conditions as they may deem fit, all or any of the ordinary shares of R0.25 each ("ordinary shares") in the authorised but unissued share capital of the company which they shall have been authorised to allot and issue in terms of ordinary resolution number 11, subject to the following conditions:
- this authority shall be limited to a maximum number of 5% of the number of ordinary shares in the issued share capital of the company from time to time;
- this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months;
- a paid press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published after any issue representing, on a cumulative basis within one financial year, 5% of the number of ordinary shares in issue prior to the issue concerned;
- in determining the price at which an issue of ordinary shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE Limited (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and
- any issues of ordinary shares under this authority shall be made only to a public shareholder as defined in the Listings Requirements of the JSE Limited."

The reason for proposing ordinary resolution number 12 is that the directors consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future.

It should be noted that this authority relates only to those ordinary shares which are placed under the control of the directors in terms of ordinary resolution number 11 and is not intended to (nor does it) grant the directors authority to issue ordinary shares over and above, and in addition to, the ordinary shares which are placed under the control of the directors in terms of ordinary resolution number 11.

In terms of the Listings Requirements of the JSE Limited, a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of ordinary resolution number 12.

Notice of annual general meeting

Special business

13. Ordinary resolution number 13

Amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005 ("LTIP") in respect of revised proportionate vesting of awards in certain circumstances and allocation thresholds for Executives

"Resolved as an ordinary resolution that the amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005, as reflected in the conformed copy thereof tabled at the annual general meeting at which this resolution is passed and initialled by the Chairman of such meeting for the purposes of identification, be and are hereby approved."

In terms of the Listings Requirements of the JSE Limited, a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of ordinary resolution number 13.

The reason for proposing ordinary resolution number 13 is to amend:
• the vesting criteria for LTIP awards in respect of employees who leave the organisation as a result of death, retirement and retrenchment prior to the normal vesting date of such awards. In the instance of death, the performance criteria will be waived and vesting will occur, to the extent and having due regard to the length of time that the employees have held the office or employment during the vesting period. In the instance of retirement and retrenchment, the average agreed performance criteria of the previous two years will be applied and vesting will occur, to the extent and having due regard to the length of time that the employees have held the office or employment during the vesting period; and
• the current LTIP allocation percentages granted to the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Executive Vice Presidents (EVP's).

A senior management cash retention bonus scheme was introduced late in 2008. The scheme was successful in that the number of senior management resignations was reduced to below 5% for the past 2 years. However, going forward, based on a decision of the Remuneration Committee, the senior management cash retention bonus scheme will not be renewed. In order to maintain the company's advantage in securing senior management dependability in the organisation, the Remuneration Committee requested alternative options be considered to ensure ongoing retention of executives.

The Executive Vice President: Business Strategy and Organisational Effectiveness, who is responsible for group HR, engaged PricewaterhouseCoopers to conduct a comparable study benchmarking the executives of the company against South African companies operating internationally and international mining companies in respect of total pay (including short term and long term incentives). The outcome of the study demonstrated that the value of the LTIP for executives is below that of the global comparator group, thereby making the total remuneration uncompetitive when benchmarked against the median of the comparator group.

The LTIP is, however, considered the ideal replacement vehicle for the senior management cash retention bonus scheme because it has a three year vesting period tied to very clear company performance criteria which will ensure the alignment of executives and company interests. With improved company performance, the LTIP should deliver a sizeable proportion of the executive total earnings and the three year vesting period will ensure retention.

The following increase in awards under the LTIP for executives is therefore proposed effective from the current year's allocation of LTIPs to executives, so as to align 2011 total pay with the median of the global comparator group:

Stratum/Designation	Current maximum grant of basic salary	Proposal	Average Increase on current total package
VII: CEO	120%	160%	27.68%
VI: CFO	100%	140%	27.67%
VI: EVP	80%	100%	14.73%
V: Senior Management	80%	no change	no change

The 2010 LTIP vesting of 82% against company performance criteria was used to calculate the average package increase. This represents a maximum LTIP allocation increase of 40% each for the CEO and CFO, a 20% increase for the EVPs, and no increased allocations below these levels.

The number of additional awards under the LTIP to be granted will be determinable by dividing the value of the proposed Award to be granted by the Closing Price of ordinary shares trading on the JSE Limited on the last dealing day prior to the date of grant of the additional awards. It is contemplated that the proposed date of grant of the additional awards will be the fifth working day following the passing of resolution number 13.

The additional awards will be made from the shares previously placed under the control of the directors by shareholders for purposes of the share incentive scheme.

Enhancing the awards under the LTIP will make the company's packages more competitive in the global market and will improve the company's ability to retain the executive team.

The Remuneration Committee, having considered the proposal, recommends its approval by shareholders.

14. Non-binding advisory resolution number 14

Approval of the AngloGold Ashanti remuneration policy

"Resolved as a non-binding ordinary resolution that the remuneration policy of the company as set out below be and is approved as a non-binding advisory vote of shareholders of the company in terms of the King Report on Corporate Governance for South Africa 2009."

The Remuneration Policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee rewards. In determining employee rewards, AngloGold Ashanti takes into consideration:
- AngloGold Ashanti's strategy, business objectives and company values;
- Overall business performance;
- The skills required and how the company attracts and retain these employees to best deliver the objectives of AngloGold Ashanti;
- The relevant labour markets within which the company operates;

- The wage differentials between the top and bottom levels of the organisation ('wage gap'); and
- Trade unions and the relationships and requirements which the company has in negotiations to ensure that all employees are fairly treated.

In order to address these considerations and to ensure that employees feel that they are equitably rewarded for their input AngloGold Ashanti applies the following framework:
- A pay curve designed according to the applicable Stratum/grade and substratum;
- Pay for performance, differentiation in pay according to an employee's deliverables;
- Internal equity; and
- Market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets.

The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.

1. Reward components

- **Base salary**

Is fixed compensation required to attract a given set of skills, competencies and experience.

- **Short-term incentives (STI)**

Short-term incentives form a key part of total remuneration and all AngloGold Ashanti employees are eligible to participate in an annual incentive. The short-term incentive is performance based, and measured against pre-determined objectives which depending on the level and focus of the role are derived from Company, regional, operation/mine and individual performance criteria.

Short-term incentives on the Bonus Share Plan Scheme are paid annually in cash and for employees within the plan are matched by the equivalent value Bonus Share Plan awards (BSP). BSP awards are the deferred element of the STI and comprise fully paid shares that vest 40% after one year and the balance after two years. Where BSP shares are retained for longer than three years, an additional 20% will be granted as a further retention incentive.

Notice of annual general meeting

In some instances, management level staff participates in production bonuses (paid quarterly or at frequent intervals). Where these bonuses are paid employees will receive the allocation of BSP shares as though they were participating in the BSP Scheme.

This STI policy is not yet in effect at all AngloGold Ashanti locations and a number are in the process of implementing STI arrangements. All business units are envisaged to be compliant by fiscal 2011.

- **Long-term incentives (LTI)**

Long-term incentives are granted annually to employees in Stratum IV Mid and above, while Stratum IV Low may participate by invitation. LTI grants comprise fully paid restricted stock grants in AngloGold Ashanti shares with a three year vesting period. LTI grants are subject to business performance and approval of the Remuneration Committee of the board. LTI eligible employees are those senior level employees considered to contribute to the creation of value as reflected by share price and are intended to promote executive retention.

- **Employee benefits and allowances**

Other components of reward are detailed under a separate AngloGold Ashanti policy document. However, subject to local competitive practice and legislation, AngloGold Ashanti policy is to provide where appropriate additional elements of compensation from the following list:
- **Life insurance**
  Comprising a fixed amount or a multiple of base salary.
- **Disability insurance (short or long term)**
  Comprising an amount to partially replace lost compensation during a period of medical incapacity or disability
- **Medical and/or dental benefits**
  Providing reimbursement of supplemental or primary medical expenses including hospitalisation, family doctor or emergency room visits, prescription drugs and dental expenses. Plans will include an annual limit and involve employee cost sharing to promote efficient purchasing
- **Retirement savings**
  Full or partially matched (with employee) contributions towards retirement savings.

- **Accidental death and dismemberment**
  Usually comprising a schedule of fixed amounts or multiple of salary.
- **Relocation allowances**
  To enable an employee and their family to relocate for business purposes from one location to another. Allowances may be once only or extend over a determined period of time and cover such expenses as house sale and purchase, transportation of effects costs of living, rental expenses and school fees.

It is no longer AngloGold Ashanti practice to provide post retirement benefits i.e. medical care and life insurance to retired employees. Existing plans have been or are in the process of being closed to new entrants or converted to employee paid plans.

2. Compensation structure

AngloGold Ashanti is in the process of transitioning the administration of compensation into pay ranges developed around the requisite-based Stratum structure and away from the previously employed Paterson job evaluation system. Currently this is complete down to Stratum IV and will progress through the organisation to all employees not covered by a collective bargaining unit or union. Where compensation administration arrangements are negotiated with employee representatives/trade unions and AngloGold Ashanti is involved with multi-employer agreements, this may only take place after the required negotiation.

Pay ranges cover each stratum or level in the location in which jobs are situated. Each Stratum is divided into an upper, middle and lower section and a pay range is constructed for each. Determination of which Stratum a particular position is located is the subject of a separate policy.

Pay ranges represent the level of compensation paid to similar positions in the market. The median (50pc) of market comparators becomes the midpoint of the AngloGold Ashanti range and the minimum and maximum of the range is the lower and upper market quartile.

An individual promoted to a particular position entering the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach full competency they move toward the midpoint through annual salary awards.

Increases above the midpoint will typically be lower as performance expectations become higher. Individuals approaching the maximum of their range would usually be candidates for promotion or are considered to be exceptionally competent and performing at a consistently high level over long periods or have acutely scarce skills. Only in special circumstances of particularly acute skills or experience shortages may an individual be compensated beyond the maximum of the range.

Ranges are maintained in line with the target market by periodically selecting "benchmark" roles within the range and comparing these to similar positions in the target group. Benchmarking will be completed annually to ensure that AngloGold Ashanti remains aligned to the market. Internal benchmarking is also completed to ensure that there is an equitable approach to reward.

Salary ranges simplify the maintenance of competitive compensation and provide a helpful guideline for managing individual compensation adjustments and setting total population salary budgets.

An individual's salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio. Aggregated compa-ratios provide an indication of the populations' overall competitiveness.

For each pay range (i.e. each sub stratum level) a target short term incentive applies to the range. This will normally be expressed in percentage form (of base salary) with a midpoint level, a minimum and maximum. STI ranges are determined by comparison with the local market below Stratum III with a global scale developed by the Corporate Compensation and Benefits team applicable to Stratum IV and above.

For each applicable stratum (IV and above) a target LTI grant will also apply. Target grant levels are determined by market comparison and are set by the Corporate Compensation and Benefits team.

The Gini coefficient, which measures the wage gap between the top earners and the low earners, is referenced when determining the Compensation structure.

3. Competitive positioning

- **Market comparison**

AngloGold Ashanti aims to compensate managerial employees in Stratum IV and above, when fully competent in the role that they occupy, at the median of a select group of global competitors. Comparative compensation is aged to the midpoint of the year to anticipate inflationary movement that is likely to occur during the coming year.

For Stratum IV and above, base salary comparisons is adjusted to equalise purchasing power. Purchasing power is defined as that part of base salary spent on housing, goods and services and taxation (including income tax, property tax and social security). The objective is to ensure that executives in higher cost countries are compensated for the extra amounts expended on these items compared with their colleagues at the same level in other locations. In other words purchase pay parity is achieved on that part of compensation expended on shelter, food and services.

- **Compensation comparison**

Compensation at AngloGold Ashanti is compared against the selected comparator group and in the manner described above in terms of total compensation (i.e. base salary, benefits, short term incentive and long term incentive).

Each component of compensation is then compared with the components offered by the target market group. Each component should be compared with the median of the relevant market and ranges or targets adjusted accordingly following the requisite approvals.

Notice of annual general meeting

To determine competitive positioning base salaries are compared with base salaries paid for similar positions. STI targets are compared with recently paid incentives, profit sharing or bonus payments made by the competitive market place. LTI target grants are compared with those made by the market. AngloGold Ashanti measures LTI values on a grant present value basis using Black Scholes or Binomial methodologies.

4. Expatriate compensation

In addition to developing local skilled managers, AngloGold Ashanti utilises a skilled mobile work force to service operations internationally. Mobility is becoming a scarce competency and the nature of employment and compensation is undergoing change.

The traditional approach of protecting home location spending power while based in the host location, assuming an ultimate return to the host location. is transitioning to a traditional salary range administration process using a global scale for cross continent transfers and regional scales for intra regional transfers.

AngloGold Ashanti will continue to pay all host taxes levied on earned income and provide housing where appropriate.

5. Governance

• Budgeting compensation increases

As part of the business planning and operational budgeting cycle, annual compensation increases are budgeted for. The budgeted amount takes into consideration the current average CPI as well as AngloGold Ashanti's overall market competitiveness and industry trends. Approval for these increases is in line with the business planning and budget cycle.

• Remuneration Committee

AngloGold Ashanti's Remuneration Committee of the board discharges the responsibilities of the Board relating to all compensation, including equity compensation, of the company's executives. The committee establishes and administers the company's executive remuneration with the broad objectives of:

5.1 aligning executive remuneration with company performance and shareholder interests;

5.2 setting remuneration standards which attract, retain and motivate a competent executive team;

5.3 linking individual pay with operational and company performance in relation to strategic objectives; and

5.4 evaluating compensation of executives including approval of salary, equity and incentive based awards.

• Legislation

The Remuneration Policy is adhered to in line with AngloGold Ashanti policy and local government legislation, and where local legislation deviates from policy the applicable legislation is applied.

15. Special resolution number 1

Increase in non-executive directors' fees

"Resolved as a special resolution that, in terms of the Companies Act 1973 as amended or the Companies Act 2008 as amended, whichever is applicable, and pursuant to article 73 of the company's articles of association, the remuneration, payable quarterly in arrear, to the non-executive directors of the company, be increased with effect from 1 June 2011 on the basis set out as follows:

1.1 Non-executive directors' fees for six board meetings per annum

1	Board meetings	Current fee per annum	Increased fee per annum
1.1.1	South African resident Chairman	R1,520,300	R1,672,330
1.1.2	South African resident Deputy Chairman	R650,000	R747,500
1.1.3	South African resident directors	R270,000	R310,500
1.1.4	Non-South African resident directors who are resident in Africa	US$33,750	US$42,188
1.1.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$60,000	US$66,000

The fees payable in terms of 1.1 above will be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be, has been held during the year.

1.2 Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

1.2	Additional board meetings	Current fee per meeting	Increased fee per meeting
1.2.1	Chairman	R78,000	R85,800
1.2.2	South African resident Deputy Chairman	R32,400	R37,260
1.2.3	South African resident directors	R16,000	R18,400
1.2.4	Non-South African resident directors who are resident in Africa	US$2,000	US$2,500
1.2.5	Non-South African resident directors who are resident in jurisdictions other than Africa	US$3,000	US$3,300

1.3 Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings

Each non-executive director who is not in South Africa and who travels to attend board meetings will be entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

1.3	Board meetings	Current fee per meeting	Increased fee per meeting
1.3.1	South African Directors	Rnil	Rnil
1.3.2	Non-South African resident directors who are resident in Africa	US$6,000	US$7,500
1.3.3	Non-South African resident directors who are resident in jurisdictions other than Africa	US$8,000	US$8,800

Notice of annual general meeting

16. Special resolution number 2

Increase in non-executive directors' fees for board committee meetings

"Resolved as special resolution that the fees, (payable quarterly in arrear), to the non-executive directors of the company for serving on committees of the board, be increased with effect from 1 June 2011 on the basis set out below.

2.1 Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director's membership of a committee of the board will be increased with effect from 1 June 2011 on the basis set out below:

2.1	Board committee meetings	Current fee per annum	Increased fee per annum
	Audit and Corporate Governance Committee		
2.1.1	Chairman – South African resident	R160,000	R184,000
2.1.2	Member – South African resident	R135,000	R155,250
2.1.3	Member – Non-South African resident who is resident in Africa	US$16,875	US$21,094
2.1.4	Member – Non-South African resident who is resident in jurisdictions other than Africa	US$25,315	US$27,847
	Other committees (being Investment, Remuneration, Safety, Health and Sustainable Development and Transformation, Human Resource Development, Risk and Information Integrity and such other committees of the board as may be established from time to time)		
2.1.5	Chairman – South African resident	R130,000	R149,500
2.1.6	Chairman – Non-South African resident who is resident in Africa	US$16,250	US$20,313
2.1.7	Chairman – Non-South African resident who is resident in jurisdictions other than Africa	US$25,000	US$27,500
2.1.8	Member – South African resident	R110,000	R126,500
2.1.9	Member – Non-South African resident who is resident in Africa	US$13,750	US$17,188
2.1.10	Member – Non-South African resident who is resident in jurisdictions other than Africa	US$20,000	US$22,000

2.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the financial analysis committee, the party political donations committee, the nominations committee and any special purpose committee established by the board as follows:

2.2	Board Committee and Special Purpose Committee	Current fee per meeting	Increased fee per meeting
2.2.1	South African resident	R16,200	R18,630
2.2.2	Non-South African residents who are resident in Africa	US$2,025	US$2,531
2.2.3	Non-South African residents who are resident in jurisdictions other than Africa	US$3,000	US$3,300

The reason for proposing special resolutions numbered 1 and 2 and the effect of these special resolutions, if passed and becoming effective, is to ensure that the remuneration of non-executive directors remains competitive in order to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required.

A survey of fees paid by multi-jurisdictional companies to non-executive directors, including those in the mining industry, was commissioned by the company. The findings of the survey highlighted the disparity between the fees paid by the company (which tends to be lower) and international best practice (which tends to be higher). The Remuneration Committee has recommended and the board has approved that the fees paid to non-executive directors be adjusted over a three year period, to accord with international best practice and to better align comparable reward across all directors, while at the same time taking into account where necessary the particular market dynamics of the jurisdictions from which directors are recruited. In order to achieve this, the proposed increases in fees to be paid to non-executive directors (for the first year of the three year period) as contemplated in special resolution number 1, range from 10% for the Chairman and non-South African directors residing outside of Africa, 15% for South African resident directors and 25% for non-South African directors residing in Africa.

The Remuneration Committee recommends for approval by shareholders, the fees for the Chairman detailed in special resolution number 1, while the Chairman, together with the Chief Executive Officer and the Chief Financial Officer recommend for approval by shareholders, the fees for the non-executive directors, detailed in special resolution number 1.

In light of all of these factors, the proposed revised remuneration structure set out in special resolutions numbered 1 and 2, is considered to be fair and reasonable and in the best interests of the company.

Executive directors do not receive payment of directors' fees.

The Chairman, Deputy Chairman and non-executive directors have undertaken not to cast any votes in respect of special resolutions numbered 1 and 2, and the company will disregard the votes cast by:
- the Chairman, Deputy Chairman, and non-executive directors; and
- an associate of that person or group of persons stated above in respect of special resolutions numbered 1 and 2.

However, the company will not disregard a vote if it is cast by
- a person as a proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or
- the person chairing the annual general meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides in respect of special resolutions numbered 1 and 2.

17. Special resolution number 3

Acquisition of the company's own shares

"Resolved as a special resolution that the acquisition in terms of the Companies Act 1973 as amended or the Companies Act 2008 as amended ("Companies Act"), whichever is applicable and the Listings Requirements of the JSE Limited, by the company of ordinary shares issued by the company and the acquisition in terms of the Companies Act and the Listings Requirements of the JSE Limited, by any of the company's subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:
- any such acquisition of shares shall be implemented through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE Limited and any other stock exchange as necessary, wish to effect such acquisition of shares;
- this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;
- an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;
- the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 5% of the number of ordinary shares in the company in issue as at the date of this approval;

Notice of annual general meeting

shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary or subsidiaries of the company.

The effect of special resolution number 3, if passed and becoming effective, will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE Limited or any other stock exchange on which the company's shares are or may be listed.

The directors will ensure at the time of the commencement of any repurchases, after considering the effect of repurchases, up to the maximum limit, of the company's issued ordinary shares, that they are of the opinion that if such repurchases were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and
- the working capital of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

Although no decision has been taken, the directors are reviewing the feasibility of continuing to maintain a listing on certain of the stock exchanges where there have been very limited or no share dealings. A review of the extent of odd-lot holdings held by shareholders, which has resulted from various mergers and acquisitions over the past few years, is also under consideration in order to save costs. The utilisation of this authority would only be used if the circumstances are appropriate.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of the Listings Requirements of the JSE Limited prior to the commencement of any purchases of the company's shares on the open market.

Voting and proxies

A shareholder entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Certificated shareholders and dematerialised "own name" shareholders (whose name appears on the sub- register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the company's share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Tuesday, 10 May 2011. For details of the share registrars refer to page 16 of this circular.

Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 12:00 (Perth time) on Monday, 09 May 2011.

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares ("GhDSs") Agreement dated 26 April 2004, the Ghanaian Depositary will mail all appropriate notices, together with a voting instruction form, to holders of GhDSs. Holders of GhDSs may direct the Depositary, via the voting instruction form, to vote on their behalf in the manner such holders may direct.

Dematerialised shareholders (other than dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the website http://www.investorportal.co.za (click on the AngloGold Ashanti icon). Registration is free of charge. A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za

In terms of section 11.23 of the Listings Requirements of the JSE Limited, the following information is disclosed in the Annual Financial Statements 2010 which was posted separately from this notice of annual general meeting:

	Page
Directors and management	146
Major shareholders	385
Share capital of the company	214
Directors' interest in securities	224

The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become party. For details on Risk Factors, see from page 194 of the Annual Financial Statements 2010 which is included in the CD enclosed with the Annual Review 2010 or on the company's report website, www.aga-report.com.

The directors whose names appear on pages 146 to 148 of the Annual Financial Statements 2010 collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all information required by law and the Listings Requirements of the JSE Limited.

By order of the board

Ms L Eatwell
Company Secretary
Johannesburg
29 March 2011

Registered and corporate office
76 Jeppe Street
Newtown
Johannesburg
2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)

Notice of annual general meeting

Important notes about the annual general meeting (AGM)

Date

Wednesday, 11 May 2011

Venue

The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.

Timing

The AGM will start promptly at 11:00 (South African time).

Refreshments

Refreshments will be served after the meeting.

Travel information

The map below indicates the location of 76 Jeppe Street.

Admission

Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security

Secure parking is provided at the venue. Mobile telephones should be switched off during the AGM.

Enquiries and questions

Shareholders who intend to ask questions related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the AGM

If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.

Share registrars

Computershare Investor Services (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa

Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana

www.anglogoldashanti.com

AngloGold Ashanti Head Office


AngloGold Ashanti visitors' parking
Selby/Rissik St Off-ramp
Simmonds Street
Smit Street
Wolmarans Street
Leyds Street
Queen Elizabeth Bridge
Mandela Bridge
Jan Smuts Ave.
Sauer Street
Bree Street
Kerk Street
Diagonal Street
Pritchard Street
President Street
Market Street
Commissioner Street
Fox Street
Main Street - no through traffic
Marshall Street
Anderson Street
Frederick Street
Trump
Village
Kort Street
Ferreira Street
Ntemi Piliso (West) St
Gerard Sekoto (Becker) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
P
Carr Street
Jeppe Street
Selby Off-ramp
M1
M2
AngloGold Ashanti Turbine Square
Smit Street Off-ramp
N

SIGNATURES

Pursuant to the requirements of the Securities Exchange   Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Compan   y Secretary